Exhibit 99.1

For Immediate Release

CNOOC Limited Announces Pricing of Guaranteed Notes Offering

(Hong Kong, September 26, 2019) - CNOOC Limited (the “Company”, NYSE: CEO, SEHK: 00883, TSX: CNU) announced on September 25, 2019 (New York time) the pricing of an offering of US$1,500,000,000 aggregate principal amount of guaranteed notes. The offering consists of US$1,000,000,000 of 2.875% guaranteed notes due 2029 (the “2029 Notes”) and US$500,000,000 of 3.300% guaranteed notes due 2049 (the “2049 Notes”). The 2029 Notes and 2049 Notes (collectively, the “Notes”) will be issued by CNOOC Finance (2013) Limited, a direct wholly-owned subsidiary of the Company incorporated in the British Virgin Islands. The Notes will be guaranteed by the Company.

The net proceeds from this offering are expected to be approximately US$1,489,900,000. The proceeds will be used for general corporate purpose.

Application has been made to The Stock Exchange of Hong Kong Limited for listing of, and permission to deal in, the Notes by way of debt issue to professional investors only. Listing of the Notes on The Stock Exchange of Hong Kong Limited is not to be taken as an indication of the merits of the Notes, the Company or CNOOC Finance (2013) Limited.

Bank of China Limited (中国银行股份有限公司), BOCI Asia Limited (中银国际亚洲有限公司), Citigroup Global Markets Inc., Goldman Sachs (Asia) L.L.C., J.P. Morgan Securities LLC and UBS AG Hong Kong Branch are the joint global coordinators, joint lead managers and joint bookrunners for the offering. ABCI Capital Limited, Agricultural Bank of China Limited Hong Kong Branch, The Bank of East Asia, Limited, BOCOM International Securities Limited, China International Capital Corporation Hong Kong Securities Limited, ICBC International Securities Limited and Société Générale are the joint bookrunners for the offering.

The offering of the Notes is made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-224357) filed with the United States Securities and Exchange Commission (the “US SEC”) on April 20, 2018, as amended by the post-effective amendment No.1 to the registration statement filed with the US SEC on September 20, 2019. A preliminary prospectus supplement and accompanying prospectus have been filed with the US SEC in connection with this offering. The offering may only be made by means of the prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus may be obtained from Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, telephone: 1-800-831-9146; Prospectus Department, Goldman Sachs & Co. LLC, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Facsimile: +1 212 834 6081, Attn: Investment Grade Finance; UBS Securities LLC, 677 Washington Boulevard, Stamford, Connecticut 06901, telephone: 1-203-719-1088; and SG Americas Securities, LLC, 245 Park Avenue, New York 10167, telephone: 1-855-881-2108, Attn: US High Grade Syndicate Desk.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes, nor will there be any sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful.

No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

About CNOOC Limited

CNOOC Limited is the largest producer of offshore crude oil and natural gas in China and one of the largest independent oil and gas exploration and production companies in the world. CNOOC Limited mainly engages in exploration, development, production and sale of crude oil and natural gas.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, the exploration and development activities, mergers, acquisitions and divestments activities, environmental responsibility and compliance requirements, foreign operations and cyber system attacks. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Jing Liu

Manager, Media & Public Relations

CNOOC Limited

Tel: +86-10-8452-3404

Fax: +86-10-8452-1441

E-mail: mr@cnooc.com.cn

Ms. Ada Leung

Hill+Knowlton Strategies Asia

Tel: +852-2894-6225

Fax: +852-2576-1990

E-mail: CNOOC@hkstrategies.com